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                                               Filed by Spieker Properties, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and Deemed
                                             Filed Pursuant to Rule 14a-12 Under
                                             the Securities Exchange Act of 1934
                                                        Subject Company: Spieker
                                                  Properties, Inc. (Registration
                                                        Statement No. 333-57526)

This communication was distributed to employees of Spieker Properties, Inc. on April 13, 2001.

-----------------------------------------
TRANSITION...
-----------------------------------------
 ... A COMMUNICATION FOR SPIEKER EMPLOYEES
AS WE MERGE WITH EQUITY OFFICE.
-----------------------------------------


EXACTLY HOW WILL PEOPLE RECEIVE THEIR LETTERS FROM EQUITY OFFICE?

All employees will receive a letter notifying them of their employment decision. Spieker managers will distribute the letters to all employees at their work locations on Monday, April 16.

For those employees whose employment will end, the letter will outline their severance package and their anticipated out date. For those employees whose employment will continue, the letter will confirm the details of their ongoing employment with Equity Office.

All employees will have the opportunity for a follow-up meeting with their Spieker manager and/or a member of Equity Office's team to ensure they understand the details of their particular situation.

IF I AM NOT OFFERED CONTINUING EMPLOYMENT WITH EQUITY OFFICE AND I AM OFFERED A SEVERANCE PACKAGE, HOW IS MY SEVERANCE PAYMENT CALCULATED?

Your severance pay is calculated on two factors: your annual base salary and your length of service as of your actual "out date" (your last day of employment with either Spieker Properties or Equity Office).

For example, if your scheduled out date is September 30, but you are later notified* that your services will no longer be needed as of August 30, your severance calculation will be based on your actual August 30 out date. (*Equity Office will provide at least 60 days' advance notice of any change to your scheduled out date.)

I'M IN THE MIDDLE OF AN APPROVED EDUCATIONAL COURSE THAT I WON'T FINISH UNTIL AFTER THE MERGER. WHICH COMPANY WILL REIMBURSE ME? IF IT'S EQUITY OFFICE, WILL THEY HONOR THE TERMS OF SPIEKER'S PROGRAM?

Employees who are enrolled in an approved educational course when the merger closes will be reimbursed by Equity Office under the terms of the Spieker program. After the merger closes, employees continuing employment with Equity Office will follow the provisions of Equity Office's educational assistance program for any subsequent courses.

IF I AM OFFERED AND ACCEPT CONTINUING EMPLOYMENT WITH EQUITY OFFICE, HOW/FROM WHOM DO I OBTAIN PERMISSION FOR A VACATION IN JULY? MY FAMILY IS PLANNING A VACATION FOR JULY AND I NEED TO MAKE PLANS RIGHT NOW.

For the time being, you should discuss such requests with your supervisor, who will then raise these with Equity Office.

IF I AM NOT OFFERED CONTINUING EMPLOYMENT WITH EQUITY OFFICE AND LEAVE AT THE CLOSE OF THE MERGER, WILL I RECEIVE A PRORATED BONUS FOR THE TIME I WILL HAVE WORKED IN 2001? IF SO, HOW WILL THE BONUS BE CALCULATED?

If you are not offered continuing employment with Equity Office, your prorated bonus for 2001 will be based on your annual bonus for 2000, prorated to your out date in 2001.

If you received a partial bonus in 2000 (e.g., you entered bonus eligibility somewhere during the year 2000), your 2000 bonus would be annualized and then prorated for 2001.

IF I AM OFFERED AND ACCEPT CONTINUING EMPLOYMENT WITH EQUITY OFFICE, HOW WILL MY BONUS FOR 2001 BE CALCULATED?

Bonus eligible employees will receive a 2001 bonus as if they were included in the Equity Office annual bonus plan for the entire year. The target bonus range for each employee will be indicated in the offer letter outlining the details of their continuing employment. The actual bonus will be paid in March 2002, and is based on individual performance.


Transition                                                                Page 1
Volume 1, Number 4
April 13, 2001
For Internal Use Only


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I UNDERSTAND EQUITY OFFICE'S ANNUAL COMPENSATION ADJUSTMENTS ARE AS OF THE
BEGINNING OF MARCH EVERY YEAR. DOES THIS MEAN THAT WE WILL NOT RECEIVE ANY INCREASE TO OUR CURRENT COMPENSATION UNTIL MARCH 2002?

Most continuing employees who are offered comparable jobs will receive a slight increase to their base pay to reflect the difference between Spieker's pay cycle of January 1 and Equity Office's pay cycle. Details of this calculation will be included in the Q&A with the continuing employment letters next week.

WHAT IS THE EMPLOYEE COST OF EQUITY OFFICE'S HEALTH INSURANCE?

The cost for health insurance will be included with employees' letters next week.

CAN WE GET A LIST OF PHYSICIANS AND DENTISTS AFFILIATED WITH EQUITY OFFICE'S MEDICAL PLANS?

You can access both lists via the Web.
For physicians, visit: www.cigna.com/general/misc/docdir.html.
For dentists, visit:
www.provider.healthcare.cigna.com/network.

WHAT WILL COBRA COST?

The cost of COBRA will be communicated in the letters to employees who will not be continuing employment with Equity Office.

TRANSITION NUMBER 2 ADDRESSED OPTIONS, BUT I NEED CLARIFICATION. IF AT THE CLOSE I CHOOSE TO DO NOTHING, AND MY SPIEKER OPTIONS CONVERT TO FULLY VESTED OPTIONS ON EQUITY OFFICE COMMON SHARES, I UNDERSTAND THAT I WILL END UP WITH AN OPTION TO PURCHASE 1.94462 SHARES OF EQUITY OFFICE STOCK FOR EVERY OPTION OF SPIEKER STOCK I OWN. IF I CHOOSE TO EXERCISE THESE CONVERTED OPTIONS AT A LATER DATE, HOW WILL I DETERMINE THEIR VALUE?

If you decide to convert your outstanding Spieker options to Equity Office conversion options (per the terms outlined in Transition Number 2), and then exercise your newly converted Equity Office options at a later date, the value will be the Equity Office conversion option price (e.g., the Spieker option price divided by 1.94462) in relation to whatever the current fair market value ("market price") of Equity Office common shares is on the New York Stock Exchange on the date you choose to exercise.

The tender offer documents you receive will contain further details, which will help you understand the choices available to you.

WHEN WE RECEIVE THE OPTION TENDER OFFER AND NEED TO MAKE A DECISION ABOUT "DOING NOTHING" OR "CASHING OUT", WILL WE BE ABLE TO TENDER ONLY A PORTION, ALLOWING THE REST TO CONVERT TO EQUITY OFFICE OPTIONS?

The tender offer will be made on an "all or nothing" basis. This means that if you choose to accept Equity Office's tender offer for your outstanding Spieker stock options, you must tender all of them - you cannot tender just a portion.

I HOLD SPIEKER STOCK IN MY 401(k) ACCOUNT. IS THERE ANY MORE INFORMATION AVAILABLE ABOUT THE STATUS OF THIS?

This issue is still under review. As soon as we have an answer, we will communicate it to you.

WHEN WILL WE LEARN MORE ABOUT EQUITY OFFICE -- ABOUT THEIR SYSTEMS AND THE WAY THEY APPROACH AND OPERATE THEIR BUSINESS?

As we move nearer to the close, the various Equity Office transition teams will communicate with Spieker employees about systems, processes, etc., since much of the information will be specific to function and/or location. After the merger closes, there will be a series of presentations for Spieker employees continuing employment with Equity Office to learn more about Equity Office's overall business strategy, direction and culture.

WHAT SHOULD WE DO IF SERVICE CONTRACTS ARE UP FOR RENEWAL BETWEEN NOW AND THE CLOSE?

If you have any contracts that need to be executed to ensure uninterrupted work, please bring these up with your area's officers, and they will review these with the appropriate members of Equity Office's management team.

TRANSITION                                                                Page 2
Volume 1, Number 4
April 13, 2001
For Internal Use Only


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THE FOLLOWING LEGEND IS REQUIRED BY SEC REGULATIONS
TO APPEAR ON ALL WRITTEN COMMUNICATIONS RELATING TO
THE MERGER:

Investors are urged to read the joint proxy statement/ prospectus regarding the merger.
Investors may obtain a free copy of a draft of the joint proxy statement/ prospectus at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus may also be obtained for free by directing a request to Spieker Properties, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, CA,
94025, attention: Corporate Secretary, telephone:
(650) 854-5600.

Information concerning the identity of participants
in the solicitation of proxies by the Spieker board
of directors and their direct or indirect interests,
by security holdings or otherwise, may be obtained
from the joint proxy statement/prospectus.
---------------------------------------------------


TRANSITION                                                                Page 3
Volume 1, Number 4
April 13, 2001
For Internal Use Only